================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                   ----------

                               CNET NETWORKS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

         OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,
             WITH AN EXERCISE PRICE OF HIGHER THAN $12.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    125945105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  SHARON LE DUY
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               CNET NETWORKS, INC.
                                235 SECOND STREET
                             SAN FRANCISCO, CA 94105
                                 (415) 344-2513
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
       RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                KAREN GREENSTEIN
                            ASSISTANT GENERAL COUNSEL
                               CNET NETWORKS, INC.
                               28 EAST 28TH STREET
                               NEW YORK, NY 10016
                                 (646) 472-3827

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1

         [X] issuer tender offer subject to Rule 13e-4

         [ ] going private transaction subject to Rule 13e-3

         [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

================================================================================

This Amendment No. 4 announces the termination on July 26, 2002 of the tender offer set forth on Schedule TO filed with the Securities and Exchange Commission on June 26, 2002, by CNET Networks, Inc. ("CNET") as amended and supplemented by Amendment No. 1 to the Tender Offer on Schedule TO/A filed on July 2, 2002, Amendment No. 2 to the Tender Offer on Schedule TO/A filed on July 18, 2002. The Schedule TO, as amended, relates to the tender offer made by CNET to eligible employees who hold eligible options to exchange all or a portion of outstanding options to purchase shares of CNET common stock, par value $0.01 per share.

ITEM 4 TO CNET'S SCHEDULE TO IS AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING AFTER THE FIRST PARAGRAPH IN ITEM 4(a):

ITEM 4. TERMS OF THE TRANSACTION

The offer under the CNET Networks, Inc. Offer to Exchange Certain Outstanding Common Stock Options expired at 11:59 p.m. Eastern Time on July 26, 2002. Of the approximately 947 employees who were eligible to participate, approximately 780 participated. Eligible employees who participated in the offer tendered options to purchase an aggregate of 8,690,250 options to purchase shares of CNET common stock in exchange for promises to grant new options to purchase an aggregate of 3,784,656 shares of CNET common stock. All eligible options that were properly submitted for exchange were accepted and cancelled effective July 27, 2002.

Subject to the terms set forth in the offer, we will grant new options within thirty days of January 28, 2003, the first business day at least six months and one day after the expiration of the offer. The new options will be unvested and will have a grant price equal to the fair market value of CNET common stock on the date of grant of the new option. The grant price for the new options may be higher than the grant price of the exchanged options.

ITEM 12 TO CNET'S SCHEDULE TO IS AMENDED AND SUPPLEMENTED TO ADD NEW EXHIBITS,.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER            DESCRIPTION

(a)(1)(xviii)     E-Mail, dated July 29, 2002 to CNET employees informing them that the tender offer is closed at 11:59 PM EDT on July 26,
                  2002


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2002

                           CNET NETWORKS, INC.

                           By: /s/ Sharon Le Duy
                               ----------------------------------------------
                           Name: Sharon Le Duy
                           Title: Senior Vice President, General Counsel and
                                  Secretary


                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

(a)(1)(xviii)            E-Mail, dated July 29, 2002 to CNET employees informing
                         them that the tender offer is closed at 11:59 PM EDT on
                         July 26, 2002